Medium Term Notes

Free Writing Prospectus Filed Pursuant to rule 433 Registration No. 333-109310

CFC Medium-term Notes

Members can earn interest on their general funds by investing in CFC Medium-Term Notes (MTNs), senior unsecured debt securities that mature in 10 to 24 months. MTNs are rated by the major rating agencies; these ratings are posted on the CFC Web site.

INVESTMENT PROCEDURE
* MTN investments are made by calling the CFC Capital Markets Desk at 703-709-6731, between 8:00 a.m. and 4:45 p.m. Eastern Time. Orders must be placed three business days before settlement.
* Payment for the investment is wire transferred to CFC's account at US Bank.
* Commercial Paper and CFC Daily Fund investments can be transferred to MTNs through CFC's Paying Agent Service. (See Paying Agent Service, Page XX.)
* US Bank, acting as paying agent, will wire interest payments to members and associates each January 15 and July 15 during the term of the MTN investment.
* At Maturity, US Bank will wire transfer the principal and any remaining interest. Alternatively, members may choose to have the principal rolled over to a new MTN, CFC Commercial Paper, or the CFC Daily Fund, or may authorize payments through the CFC Paying Agent Service.
* Members can also make investments online through CFC Passport (See CFC Passport, Page XX.)

GUIDELINES
 * The minimum MTN investment is $100,000, with additional increments of $1,000.
* Maturities of longer than 10 to 24 months may be offered at CFC's option upon a member's request. Notes mature on the 15th day of the month if that is a business day; if not, maturity occurs on the next business day.
* Interest rates on MTNs are set daily, and the rate for each note is set on the day the order is placed. Orders must be made three business days before the targeted settlement date.
* Notes are issued in the name of the investing CFC member and maintained in a safekeeping account at US Bank.
Notes are transferable and can be sold, assigned, transferred, conveyed, pledged or otherwise disposed of without CFC's prior written consent, but CFC must be notified of any such transfer for recordkeeping purposes.
Investments in CFC securities do not count against the RUS-imposed 15 percent limit for rural electric system investments.

MTN Frequently Asked Questions

What is MTN?

MTN is an electronic commerce application located in the secure Members' Extranet allowing CFC members to create MTN orders. Other MTN services are currently administered through the MTN Line.
MTN orders are valid as follows:

* Term is 10-24 months. * Funds for an MTN investment can come from a bank wire or from maturing CFC commercial paper. * Note amount is between $100,000 and $10M in increments of $1,000

Do I still call my bank to wire my investment funds to CFC?
Yes, please be sure to wire your funds to CFC on the date of settlement. CFC cannot accept wires after 6:00 PM EST.
You can also fund an investment using the principal part of a maturing CFC commercial paper investment.

What do I do if I need to make changes to my trade?
At the MTN Preview page, the user has the option of editing or canceling the order (see buttons on lower part of page). However, once the order has been completed, you must call the MTN Line at 1-800-424-2954 ext 731 to make a change or to cancel your order.

What are the MTN operating hours? The MTN system will be open 24 hours seven days a week. Pay special attention to the settlement date to ensure we receive your funds in time to complete the order.

I have an Extranet account and I've registered for CFCPassport. What happens next?
We'll send your CFCPassport Kit in the mail followed by your Passport personal identification number (PIN). Upon receipt of your PIN, you will be ready to use MTN.

I currently make investments under more than one co-op ID. Will I be able to do this in the MTN system?
Yes. However, you will need a separate Extranet account for each cooperative. Also, you will need to close your browser and reopen it to be able to log in using the secondary User ID.

When will my MTN investment appear in the OAP report?
Your investment will appear the following business day if entered during business hours. If entered outside of business hours, it may require 2 days before showing up in the OAP.

I'm going to be out-of-town for a week. Can I make a Online MTN Order for a future date?
Unfortunately, no. We currently do not have the capability to take future-dated trades. If you do not have a back-up person with their own Passport to do the trade while you are gone, you should arrange for someone else to call the MTN Line to place the investment.

How can I print my MTN order information?
The final step in making an MTN order is to select a button named "Complete Order." Once your order is accepted a confirmation page is presented containing the details of your MTN order. From the MTN Confirmation screen, use the menu option "File/Print" to print the details of your MTN order.

CFCPassport Frequently Asked Questions

What is the Passport? The Passport is a credit-card sized encryption tool allowing secure on-line CFC financial transactions.

How do I register to obtain my very own Passport?
 You can register for the Passport and accompanying applications through our on-line CFC application profile. The address to register is http://www.nrucfc.org/cfcpassport. To add access to new applications, as they become available, return to this site to edit your CFC application profile.

Will I need a personal identification number (PIN) with my Passport?
 Yes. You will receive an assigned PIN from CFC for your Passport. Your PIN is mailed under separate cover following the shipment of your Passport.

The system is not accepting my Passport response. What am I doing wrong?
If the system is not accepting your Passport response a few problems may exist:

  You may be having trouble with the entry of the challenge into your Passport card. Sometimes the keypad is reading two digits when you are putting in one. Try pressing the keys with a pencil eraser instead of using your fingers. Alternately, the keypad might not be registering the number entered. Please check to be sure a number or an asterisk appears in the display window of your Passport each time you enter a number.

  You may not be entering your Passport response exactly as it appears (including the dash)

  Your Passport is being used under a different Extranet Account.

What do I do if I lose my Passport?
Call CFC Extranet support (800-725-7348)immediately so we can deactivate your existing card and send you another Passport.

What happens if I forget my Passport PIN?
If you forget your Passport PIN, call the Member Center (800-725-7348) to obtain the PIN. If you enter an incorrect PIN five consecutive times, the card will become locked and you will have to return the card to CFC to be reset. We recommend wrapping the card in "bubble wrap" during shipping. Please address the package as follows:

CFC Attn: Extranet Support 2201 Cooperative Way Herndon, VA 20171-3025

Where should I store my Passport and PIN?
 The Passport and PIN should be stored in separate and secure places.

Can I loan my Passport to my back-up while I am out of the office?
 No. For security reasons, members should not share their Passport. Your back-up can obtain authorization to receive their own Passport, or they can call the MTN Line at 1-800-424-2954 ext 731 to make an investment in your absence.

Troubleshooting Guide

I tried to place an order but today's interest rate column is blank: "Today's rate is only shown if it has been set."

What happened?
You are accessing the MTN system outside of before normal business hours or on a holiday/weekend. You can proceed with making an MTN order. MTN orders placed before CFC business hours have no rate assigned until the rate is set for the day. If you place an order after business hours on a business day, you will still receive that day's rate.

I placed my order, and nothing happened. Why?
If the system is not completing your order, it's probably for one of these reasons:

*  The order was rejected. If this is the case, you'll see a red error message on the order screen. Correct the invalid or missing data and proceed to "Preview Order."
*  Our 15-minute inactivity period has expired. The system closes the connection following 15 minutes of inactivity and displays a dialog box alerting the user to reload the web page in order to proceed.

Can I cancel an order after I've placed it? Cancellations and changes are handled by the MTN Line. Please call 1-800-424-2954 ext 731.

My Passport is not accepting my PIN. What do I do?
If the Passport is still displaying "PIN?" after you have attempted entering the PIN a couple of times, call CFC's Member Center (800-725-7348) for help.

My Passport is displaying "Locked." What happened?
If the Passport is displaying the word "locked", you have entered an incorrect personal identification number (PIN) five consecutive times.
If this has happened, please wrap your card in bubble wrap and return it to the address below:

CFC Attn: Extranet Support 2201 Cooperative Way Herndon, VA 20171

None of this helps? What do I do now?
 If you're having problems and can't find the answer here, or elsewhere in the Online Help Area, contact the MTN Line at 1-800-424-2954 ext 731 to execute your transaction. For further application support, contact CFC's Member Center toll-free at 800-725-7348 or e-mail us at           MemberCenter@nrucfc.org.

Please include your co-op ID, user name, and browser version.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents NRUCFC has filed with the SEC for more complete information about the issuer and this offering. You can get a free copy of documents by visiting www.nrucfc.coop or at www.sec.gov.